September 28, 2021

Apis Cor Inc.

Anna Cheniuntai, CEO

3060 Venture Ln Ste 101

Melbourne, FL 32934

Re: Regulation A Offering

Dear Ms. Cheniuntai:

In connection with the Regulation A offering of Common Stock for Apis Cor Inc. dated on or about October 1, 2021 (the “Offering”), please accept this letter as my opinion under as to the legality of the securities covered by the Offering Circular associated therewith.

It is my opinion that the shares of Common Stock offered in the Offering will, when sold, be legally issued, fully paid and non-assessable under the laws of the State of Delaware,* in which Apis Cor Inc. is incorporated.

Sincerely,

s/Trevor Brewer

Trevor K. Brewer, Attorney

Florida Bar No. 3621920

* Not licensed in the State of Delaware